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03012518

SECUI [barcode] MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AYRE INVESTMENTS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

648 MAIN STREET

(No. and Street)

AGAWAM   MA   01001

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY T. AYRE   413-786-2084

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NICHOLAS LaPIER, CPA, P.C.

(Name – *if individual, state last, first, middle name*)

333 ELM STREET   WEST SPRINGFIELD   MA   01089

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 7 2003 WASH. D.C. 165

PROCESSED

APR 0 2 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __TIMOTHY T. AYRE_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __AYRE INVESTMENTS, INC._____ , as of __DECEMBER 31._____ , 20_02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

__CHIEF FINANCIAL OFFICER__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AYRE INVESTMENTS, INC.

TABLE OF CONTENTS

NICHOLAS LAPIER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ayre Investments, Inc.
Agawam, Massachusetts

We have audited the accompanying statement of financial condition of Ayre Investments, Inc.(the Company) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ayre Investments, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedules I, II, and III are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nicholas LaPier CPA, P.C.

NICHOLAS LAPIER, CPA, P.C.
West Springfield, Massachusetts
February 21, 2003

333 Elm Street • P.O. Box 324 • West Springfield, MA 01090-0324
413.732.0200 • 413.732.2205 fax • nicklapiercpa@aol.com

Member of American Institute of C.P.A.'s Private Companies Practice Section • Member of Massachusetts Association of C.P.A.'s

AYRE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

	2002
ASSETS:	
Cash	$ 25,022
Receivable from clearing organization	1,026
Investments	32,358
Shareholder loans	18,155
Due from Ayre Holdings, Inc.	1,140
Prepaid expenses	2,601
Prepaid insurance	995
Fixed assets, net	8,380
Web design costs, net	1,602
	$ 91,279
LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ 5,739
Income taxes payable	581
	$ 6,320
STOCKHOLDERS' EQUITY:	
Common stock, no par value, authorized 1,000,000 shares, 633,000 shares issued and 632,450 outstanding at December 31, 2002.	144,526
Retained earnings(deficit)	(48,567)
	95,959
Less: treasury stock, 550 shares, at December 31, 2002	11,000
	84,959
	$ 91,279

The accompanying notes are an integral
part of these financial statements.

AYRE INVESTMENTS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

	2002
Revenues:	
Commissions	$ 108,266
Interest and dividends	25
Unrealized investment losses	(3,287)
	105,004
Expenses:	
Employee compensation and benefits	41,799
Communications and data processing	8,754
Occupancy	19,251
Other expenses	38,006
	107,810
Loss before income taxes	(2,806)
Provision for income taxes	3,456
Net income	$ 650

The accompanying notes are an integral
part of these financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common		Treasury Stock		Retained	Total Stockholders'
	Shares	Amount	Shares	Amount	Earnings	Equity
Balance January 1, 2002	632,450	$ 144,526	550	$ (11,000)	$ (49,217)	$ 84,309
Net income	-	-	-	-	650	650
Issuance of common stock	-	-	-	-	-	-
Stock dividend	-	-	-	-	-	-
Repurchase company stock, at cost	-	-	-	-	-	-
Balance December 31, 2002	632,450	$ 144,526	550	$ (11,000)	$ (48,567)	$ 84,959

The accompanying notes are an integral part of these financial statements.

4

AYRE INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

	2002
Cash Flows From Operating Activities:	
Net income	$ 650
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	2,895
Realized/unrealized loss on investments	3,287
(Increase) decrease in operating assets:	
Net receivable from clearing organizations	1,647
Prepaid expenses	(1,170)
Increase(decrease) in operating liabilities:	
Accounts payable, accrued expenses, and other liabilities	(1,651)
Accrued taxes	(40)
Net cash provided by operating activities	5,618
Cash Flows From Investing Activities:	
Purchase of fixed assets	(3,100)
Purchase of investments	(2,429)
Net cash used in investing activities	(5,529)
Cash Flows From Financing Activities:	
Decrease(increase) in shareholder debt	(89)
Increase on due from Ayre Holdings, Inc.	(90)
Net cash used in financing activities	(179)
Increase(decrease) in cash	(90)
Cash - beginning of year	25,112
Cash - end of year	$ 25,022
Supplemental Cash Flows Disclosures:	
Income tax payments	$ 456

The accompanying notes are an integral
part of these financial statements.

AYRE INVESMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. *ORGANIZATION AND NATURE OF BUSINESS*

The Company, a Massachusetts corporation, is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers (NASD), and various states.

The Company is a wholly owned subsidiary of Ayre Holdings, Inc., a Delaware corporation.

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

2. *SIGNIFICANT ACCOUNTING POLICIES*

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes. Deferred taxes are not material and no provision for deferred taxes has been included in these financial statements.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. *RESTRICTED CASH*

Included in cash at December 31, 2002 is $25,000 as collateral for customers clearing activity, maintained in an escrow account at a clearing house.

4. *SECURITIES OWNED*

Marketable securities owned by the Company consist of trading and investment securities at market values, as follows:

	2002
Pershing - money market	$ 2,545
NASD	29,813
	$ 32,358

In January 2001, the NASD investment of $33,100 converted into 1,300 shares of common stock and 1,200 options to purchase future shares at a specified price and date. Since the NASD Stock has no market, the options are valued at cost.

5. *FIXED ASSETS*

Fixed assets consist of the following:

	2002
Telephone equipment	$ 2,324
Furniture and fixtures	5,230
Computer, and related equipment	11,935
Office equipment	4,315
Automobile	3,100
Total equipment	26,904
Less: accumulated depreciation	18,524
Net fixed assets	$ 8,380

6. *RESERVE REQUIREMENTS*

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7. *NET CAPITAL REQUIREMENTS*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a $5,000 minimum of net capital. As a member of the NASD, the Company needs to maintain a $6,000 minimum of net capital. At December 31, 2002, the Company's net capital as defined by SEC Rule 15c3-1 was $19,707.

8. *OPERATING LEASE*

The Company operates its facilities on a month to month basis with a related party, partially owned by an officer of the Company. For the year ended December 31, 2002, rent expense was $14,430.

The Company leases various office machines and equipment with varying monthly payments and terms.

Minimum lease payments, by year, and in aggregate at December 31:

	Year ended December 31,
2003	$ 2,562

9. *INCOME TAXES*

	2002
Provision for income tax is comprised of the following:	
Federal tax refunds	$3,912
State tax expense	(456)
	$3,456

10. *RELATED PARTY TRANSACTIONS*

- Ayre Holdings, Inc. a related party, owes the Company $1,140 at December 31, 2002.
- An officer is indebted to the Company for $18,155 which is unsecured and non-interest bearing.
- The Company purchases printed materials from a company that is partially owned by an officer of the Company.
- The Company operates its facilities on a month to month basis with a related party, partially owned by an officer of the Company.

SUPPLEMENTAL INFORMATION

SCHEDULE I

AYRE INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

FORM A - ADJUSTED NET WORTH COMPUTATION

Beginning Net Worth	$ 84,309
Increases to Net Worth	108,266
Reductions to Net Worth	(107,616)
Adjusted Net Worth	$ 84,959

FORM B - NET CAPITAL COMPUTATION

Adjusted Net Worth	$ 84,959
Liabilities Subordinated to Creditors	-
Total Available Capital	84,959
Total adjustments	(61,084)
Tentative Net Capital	23,875
Haircuts	(4,168)
Net Capital	$ 19,707

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 22,478
Other audit adjustments	(2,771)
Net capital per above	$ 19,707

The accompanying notes are an integral
part of these financial statements

SCHEDULE II

AYRE INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

EXEMPT FROM SEC. RULE 15c3-3

The accompanying notes are an integral
part of these financial statements

SCHEDULE III

AYRE INVESTMENTS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

EXEMPT FROM SEC. RULE 15c3-3

The accompanying notes are an integral
part of these financial statements

AYRE INVESTMENTS

OTHER EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2002

	2002
Accounting & auditing fees	$ 6,904
Advertising	1,759
Amortization	479
Auto expense	2,651
Bank charges	676
Commissions	239
Computer checks	103
Depreciation	2,416
Dues and subscriptions	1,270
Finance charges	219
Insurance	1,736
Lease expense	1,897
License and permit	1,490
Miscellaneous	1,347
Payroll expenses	830
Payroll taxes	3,981
Postage and delivery	865
Printing	90
Professional Development	188
Legal	1,162
Registration fees	1,497
Repairs and maintenance	569
Taxes - other	125
Meals and entertainment	1,192
Travel	4,321
	$ 38,006

The accompanying notes are an integral
    part of these financial statements

NICHOLAS LAPIER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Ayre Investments, Inc.
Agawam, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Ayre Investments, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

333 Elm Street • P.O. Box 324 • West Springfield, MA 01090-0324
413.732.0200 • 413.732.2205 fax • nicklapiercpa@aol.com

Member of American Institute of C.P.A.'s Private Companies Practice Section • Member of Massachusetts Association of C.P.A.'s

Page two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.

NICHOLAS LAPIER, CPA, P.C.
West Springfield, Massachusetts

February 21, 2003